UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Popeyes Louisiana Kitchen, Inc.

(Name of Subject Company)

Popeyes Louisiana Kitchen, Inc.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

732872106

(CUSIP Number of Class of Securities)

Harold M. Cohen

General Counsel, Chief Administrative Officer and Corporate Secretary

Popeyes Louisiana Kitchen, Inc.

400 Perimeter Center Terrace, Suite 1000

Atlanta, Georgia 30346

(404) 459-4450

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

William C. Smith, III

King & Spalding LLP

1180 Peachtree Street

Atlanta, Georgia 30309

(404) 572-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Popeyes Louisiana Kitchen, Inc., a Minnesota corporation (“Popeyes”), filed with the United States Securities and Exchange Commission (the “SEC”) on February 27, 2017 (as heretofore amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Orange, Inc., a Minnesota corporation (“Purchaser”) and an indirect subsidiary of Restaurant Brands International Inc., a corporation existing under the laws of Canada (“Parent”), for any and all outstanding shares of common stock, $0.01 par value per share (the “Shares”), of Popeyes, at a price of $79.00 per Share, in cash and without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 27, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Parent and Purchaser with the SEC on February 27, 2017.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the 14D-9 is hereby amended and supplemented by:

•	Amending and restating the subsection entitled “Legal Proceedings” on page 44 of the Schedule 14D-9:

Legal Proceedings

A purported class action complaint related to the Merger has been filed in the United States District Court for the District of Minnesota on behalf of a putative class of the Company’s public shareholders. The complaint, filed on March 6, 2017, is captioned: Parshall v. Popeyes Louisiana Kitchen, Inc., et al., Case No. 17 Civ. 00700. The complaint names as defendants the Company, the Popeyes Board, Parent, Intermediate Parent, and Purchaser. The complaint generally alleges that the Company, the Popeyes Board, Parent, Intermediate Parent and Purchaser violated federal securities laws by failing to disclose material information in this Schedule 14D-9. The complaint seeks, among other things, injunctive relief preventing the consummation of the Merger, damages, and an award of plaintiffs’ expenses and attorneys’ fees. Defendants believe that the claims respectively asserted against them are without merit.

•	Amending and restating the subsection entitled “Antitrust Compliance” on page 44 of the Schedule 14D-9:

Antitrust Compliance

United States Antitrust Compliance. Parent and the Company filed a Premerger Notification and Report Form, including a request for early termination of the waiting period, with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) relating to Parent’s proposed acquisition of the Company on February 24, 2017 and February 27, 2017, respectively.

Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), applicable to the Offer, the acquisition of Shares pursuant to the Offer may be consummated following the expiration of a 15-day waiting period following the filing by Parent of its Premerger Notification and Report Form with respect to the Offer, unless Parent receives a request for additional information or documentary material from the Antitrust Division or the FTC or unless early termination of the waiting period is granted. On March 7, 2017, the FTC granted early termination of the applicable waiting period under the HSR Act. Accordingly, the condition to the Offer that any applicable waiting period under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase.

Even though the requisite waiting period under the HSR Act has been terminated, at any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Parent or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Popeyes Louisiana Kitchen, Inc.

By:	/s/ Harold M. Cohen
Name:	Harold M. Cohen
Title:	General Counsel, Chief Administrative Officer and Corporate Secretary

Dated: March 7, 2017